Exhibit 99.1

Bruno Rossi joins Olink as Chief Commercial Officer

UPPSALA, Sweden, March 21, 2023 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced the appointment of life sciences industry veteran Bruno Rossi to the role of Chief Commercial Officer (CCO), effective immediately. Mr. Rossi will lead the Company’s global commercial organization including Sales, Marketing and Sales Operations. He will report to Carl Raimond, President of Olink.

“I am delighted to welcome Bruno to the Olink organization, and look forward to the value his considerable industry experience will add to our rapidly growing company.” said Carl Raimond, President of Olink. “Over the past two years, Olink has experienced remarkable growth. We have a deep and talented executive team that is well positioned to drive growth and sustain market leadership in the next generation proteomics industry.”

Bruno Rossi brings more than 25 years of global experience in the life sciences industry, including the laboratory, pharmaceutical, and diagnostic market segments; and with senior strategic roles in product management, sales and marketing, and R&D. Before joining Olink, Bruno held multiple leadership positions at Leica Microsystems (a Danaher company) most recently serving as Vice President Global Business Transformation. Previous to Leica Microsystems, Bruno spent 22 years at Millipore (now part of Merck KGaA) holding various senior positions in sales, marketing, and product management. Bruno holds a Master's degree in Organic Chemistry from École Nationale Supérieure de Chimie de Clermont-Ferrand (ENSCCF).

“With its best-in-class technology, leading commercial organization, and tremendous talent, Olink has positioned itself as a major force within the next-generation proteomics market,” said Bruno Rossi, CCO of Olink. “It’s with great excitement that I join the Company to help drive our next phase of growth, and I look forward to working with the entire organization to achieve our commercial goals.”

Investor contact

Jan Medina, CFA

VP Investor Relations & Capital Markets

Mobile: +1 617 802 4157

jan.medina@olink.com

Media contact

Andrea Prander

Corporate Communications Manager

Mobile: +46 768 775 275

andrea.prander@olink.com

About Olink

Olink Holding AB (publ) (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America, and Asia. Olink is headquartered in Uppsala, Sweden.

Forward-looking statements

This press release contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. All statements contained in this release other than statements of historical fact are forward-looking statements, including any statements regarding our 2023 revenue outlook our ability to develop, commercialize and achieve market acceptance of our current and planned products and services, our research and development efforts, and other matters regarding our business strategies, use of capital, results of operations and financial position, and plans and objectives for future operations. In some cases, you can identify forward-looking statements by the words “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks, uncertainties and other factors are described under the caption "Risk Factors" in our Form 20-F (Commission file number 001-40277) and elsewhere in the documents we file with the Securities and Exchange Commission from time to time. We caution you that forward-looking statements are based on a combination of facts and factors currently known by us and our projections for the future, about which we cannot be certain. As a result, the forward-looking statements may not prove to be accurate. The forward-looking statements in this press release represent our views as of the date hereof. We undertake no obligation to update any forward-looking statements for any reason, except as required by law.